Exhibit 99.1

Aurinia Announces Closing of US$7 Million Private Placement

VICTORIA, British Columbia--(BUSINESS WIRE)--June 22, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) has completed its previously announced private placement of 3,000,000 units of the Company at US$2.36 per unit for total gross proceeds of US$7,080,000 (the “Private Placement”). Each unit consists of one common share of the Company and a 0.35 of one common share purchase warrant exercisable for a period of two years from the date of issuance at an exercise price of US$2.77. Further information regarding the terms of the private placement and the units issued thereunder can be found in the Company’s press release dated June 15, 2016.

All securities issued pursuant to the Private Placement are subject to a four month-and-one-day hold period in Canada and a six month hold period in the United States in accordance with applicable securities laws. Pursuant to a registration rights agreement entered into with each subscriber, the Company will, within 30 days of closing, file a prospectus supplement under its registration statement on Form F-10 with respect to resales in the United States, from time to time, of the common shares issuable under the Private Placement and the common shares issuable upon the exercise of warrants. Upon filing of the prospectus supplement, the common shares and warrant shares will be freely tradeable in the United States if sold pursuant to the resale registration statement.

Certain insiders participated in the Private Placement. The Private Placement is exempt from the formal valuation and majority of the minority requirements applicable to related party transactions as set out in National Instrument 61-101 Protection of Minority Securityholders in Special Transactions as the aggregate fair market value of the securities purchased by related parties pursuant to the Private Placement is less than 25% of Aurinia’s market capitalization.

Canaccord Genuity Inc. acted as sole placement agent for the Private Placement.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

CONTACT:
For More Information:
Aurinia Pharmaceuticals Inc.
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Laura Welsh: lwelsh@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989